Delisting Determination,The Nasdaq Stock Market, LLC,
February 23, 2016, Horsehead Holding Corp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Horsehead Holding Corp.
(the Company), effective at the opening of the trading session on March 4, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs
determination on February 2, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 11, 2016.